Exhibit 99.1

SOS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE OF LOSS

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	June 30, 2019	June 30, 2020
	US$	US$
Revenue	74	9,917
Business taxes and surcharges	-	(8)
Net revenue	74	9,909
Operating costs	(19)	(9,830)
Gross profit	55	79
Operating expenses
Selling expense	-	-
G&A expense	(259)	(2,670)
Finance expense	-	-
Total operating expenses	(259)	(2,670)
Operating (profit)loss	(204)	(2,591)
Non-operating income	-	48
Loss on acquisition	-	(5,679)
Total other expenses	-	(5,631)
Total loss before tax	(204)	(8,222)
Income tax expense	-	(1)
Net loss from continuing operation	(204)	(8,223)
Net loss from discontinued operation	-	(545)
Net loss	(204)	(8,768)
Preferred dividends	-	-
Net loss attributable to ordinary shareholders	(204)	(8,768)
Foreign currency translation adjustment-net of tax	-	7
Comprehensive of loss	(204)	(8,761)

SOS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	December 31, 2019	June 30, 2020
Assets
Cash and cash equivalents	41	610
Receivables	3,223	1,288
Prepayment and other assets	2,501	16,829
Total current assets	5,765	18,727
Property equipment and software-net	169	331
Assets of discontinued group	-	53,654
Total assets	5,934	72,713

Liabilities and Shareholder's Equity
Liabilities:
Accrued liabilities	3,216	13,813
Tax payable	(1)	(15)
Other payables	2,683	6,764
Total current liabilities	5,898	20,561
Liabilities of discontinued group	-	50,217
Total liabilities	5,898	70,778
Paid up capital	-	14
Additional paid-in capital	-	10,647
Retained earnings	(36)	35
Current year net profit/(loss)	71	(8,768)
Other comprehensive income	-	7
Total Shareholders' Equity	36	1,935
Total Liabilities and Shareholders’ Equity	5,934	72,713

SOS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	June 30, 2019	June 30, 2020
Cash flows from operating activities:
Net (loss)	(204)	(8,768)
Adjustments:
Depreciation and amortization	-	3
Share-based compensation	-	737
Loss on acquisition	-	5,679
Receivables, prepayments and other assets	(3,379)	(12,393)
Accrued liabilities	3,570	14,678
Tax payable	4	(15)
Net cash used in operating activities from discontinued operation	-	545
Net cash used in operating activities	(10)	466
Cash flows from investing activities:
Purchase of property, equipment and software	(4)	(202)
Investment in equity	-	(591)
Net cash used in investing activities	(4)	(794)
Cash flows from financing activities:	-	-
Proceeds from private equity placement	-	898
Net cash provided by financing activities	-	898
Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(14)	570
Cash and cash equivalent at beginning of the period	27	41
Cash and cash equivalent at end of the period	13	610

SOS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Reverse Acquisitions of China Rapid Finance by SOS Limited

On May 18, 2020, the Company completed the acquisition with Yong Bao Two Ltd. (“YBT”), the parent company of SOS Information Technology Co., Ltd. (“SOS”). Following the completion of the acquisition, the operations of the Company were primarily comprised of the operations of SOS.

The acquisition was accounted for as asset acquisitions. The purchase price for China Rapid Finance (“CRF”) was $9.7 million.  The transaction price of CRF includes 100% of all outstanding stock valued at net $9.7 million.  The stock exchange equaled the 72,636,230 shares of CRF outstanding prior to the issuance of additional shares in the acquisition, at the market price of $0.133 per share. The total purchase price has been allocated based on an estimate of the fair value of CRF’s assets acquired and liabilities assumed with the remainder recorded as an expense.

On May 18, 2020, the fair value of the following assets and liabilities were acquired resulting in the total loss of approximately $5.7 million:

Dollars in thousands
Total Purchase Price	9,660
Net Assets (Liabilities) Acquired:
Assets
Cash and cash equivalents	13,664
Restricted cash	26,524
Accounts receivable	7,462
Inventories	8
Prepaid expenses and other current assets	110
Non-current assets	2,969
Other assets	2,682
Total Assets	53,419
Liabilities
Warrant derivative liability	-
Accounts payable & accrued liabilities	(49,437)
Total Liabilities	(49,437)
Net Assets (Liabilities) Acquired	3,982
Loss on Acquisitions	5,678

2. Non-GAAP adjustments and Non-GAAP results

	Sixed months ended
	30-Jun-19	30-Jun-20
	US$'000'	US$'000'
Non-GAAP adjusted loss before income tax expenses	(204)	(1,263)

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